AB 3/15

KH 3/14

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cimarron Resources, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Leopard Street, Suite 1108
(No. and Street)

Corpus Christi	Texas	78743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Epps — 361-881-6070 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 W. Loop South, Suite 1400	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

11019927

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Robert Epps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cimarron Resources, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANIE A. CONNER
Notary Public, State of Texas
My Commission Expires
May 19, 2011

Signature

Designated Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIMARRON RESOURCES, LLC

December 31, 2010 and 2009

Financial Statements

EEPB P.C.
CPAs & BUSINESS ADVISORS

CIMARRON RESOURCES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2010 AND 2009

CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

February 15, 2011

To the Member
CIMARRON RESOURCES, LLC
Corpus Christi, Texas

We have audited the accompanying statements of financial condition of CIMARRON RESOURCES, LLC as of December 31, 2010 and 2009, and the related statements of income, member's capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIMARRON RESOURCES, LLC at December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

EEPB, P.C.

Houston, Texas

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

CIMARRON RESOURCES, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009
CASH	$ 32,287	$ 29,359

LIABILITIES AND MEMBER'S CAPITAL

	2010	2009
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 379	$ 379
MEMBER'S CAPITAL	31,908	28,980
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 32,287	$ 29,359

The accompanying notes are an integral part of these financial statements

CIMARRON RESOURCES, LLC

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
REVENUE	$ 247,717	$ 330,065
OPERATING EXPENSES		
Insurance	364	769
Office	8,995	13,163
Professional fees	8,922	7,012
Rent	5,265	5,293
Regulatory fees	1,158	1,583
Travel	8,085	9,215
TOTAL OPERATING EXPENSES	32,789	37,035
NET INCOME	$ 214,928	$ 293,030

The accompanying notes are an integral
part of these financial statements

CIMARRON RESOURCES, LLC

STATEMENTS OF MEMBER'S CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

BALANCE AT JANUARY 1, 2009	$	7,450
Contributions from member		13,500
Distributions to member		(285,000)
Net income		293,030
BALANCE AT DECEMBER 31, 2009		28,980
Contributions from member		13,000
Distributions to member		(225,000)
Net income		214,928
BALANCE AT DECEMBER 31, 2010	$	31,908

The accompanying notes are an integral
part of these financial statements

CIMARRON RESOURCES, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 214,928	$ 293,030
Increase (decrease) in cash related to changes in liabilities:		
Accounts payable and accrued expenses	-	(391)
NET CASH PROVIDED BY OPERATING ACTIVITIES	214,928	292,639
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	13,000	13,500
Distributions to member	(225,000)	(285,000)
NET CASH USED IN FINANCING ACTIVITIES	(212,000)	(271,500)
NET INCREASE IN CASH EQUIVALENTS	2,928	21,139
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	29,359	8,220
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 32,287	$ 29,359
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
INTEREST PAID	$ -	$ -
TAXES PAID	$ -	$ -

The accompanying notes are an integral part of these financial statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

CIMARRON RESOURCES, LLC (the "Company"), a Texas limited liability company, was formed May 28, 2003. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC), pursuant to Rule 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts primarily as a financial consultant working with clients to obtain financing or as an intermediary in merger, acquisition or private placement transactions.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Revenue Recognition

Commission income is recognized when transactions are completed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company reports as a single member Limited Liability Company for federal income tax purposes. The Company's taxable income or loss is therefore passed through to its member and reported on their respective tax return. Accordingly, no provision for federal income taxes has been recorded in these financial statements.

Beginning January 1, 2007, the Company became subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined. The Company owes no Margin Tax for the years ended December 31, 2010 and 2009.

NOTE 2: LIABILITES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During 2010 and 2009, there were no liabilities subordinated to claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 3: NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital exceeds 15 to 1. At December 31, 2010 and 2009, the Company had net capital of $31,908 and $28,980, respectively, which exceeded the minimum net capital requirement of $5,000 by $26,908 and $23,980, respectively. At December 31, 2010 and 2009, the Company had aggregate indebtedness of $379 and $379, respectively, with a ratio to net capital of .0119 to 1 and .0131 to 1, respectively.

NOTE 4: PROFIT SHARING PLAN

On February 15, 2006, the Company established a 401k profit sharing plan covering all employees with one year of service over 21 years of age. The Company may, but is not required, to make matching contributions to the Plan. For the years ended December 31, 2010 and 2009, the Company made no matching contributions to the Plan.

NOTE 5: OPERATING LEASE

The Company has entered into an operating lease for office space, which expired on October 31, 2010. The Company is now on a month to month agreement for the amount of $439 per month.

NOTE 6: UNCERTAIN TAX POSITIONS

The Company recognizes the threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return in accordance with ASC 740-10-25. ACS 740-10-25 also provides guidance on the accounting for uncertainty in income taxes recognized in the Company's financial statements, on derecognition and measurement of a tax position taken or expected to be taken in a tax return.

NOTE 6: UNCERTAIN TAX POSITIONS *(continued)*

The Company files income tax returns in the U.S. federal jurisdiction and state of Texas. The Company's federal and state income tax returns for tax years 2007 and beyond remain subject to examination by the Internal Revenue Service.

The Company did not have unrecognized tax benefits as of December 31, 2010 and does not expect this to change significantly over the next 12 months. The Company recognizes any interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2010, the Company has not accrued interest or penalties related to uncertain tax positions.

SUPPLEMENTAL INFORMATION

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 15, 2011

Mr. Robert Epps
CIMARRON RESOURCES, LLC
Corpus Christi, Texas

We have audited the accompanying financial statements of CIMARRON RESOURCES, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 15, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EEPB, P.C.

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

CIMARRON RESOURCES, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2010

Net capital	$	31,908
Haircuts and other adjustments		–
Net capital pursuant to Rule 15c3-1	$	31,908
Aggregate indebtedness		379
Ratio of aggregate indebtedness to net capital		1.19%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by CIMARRON RESOURCES, LLC and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2010.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because CIMARRON RESOURCES, LLC is exempt from the requirements of Rule 15c3-3 under condition (k) (2) (ii) as CIMARRON RESOURCES, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions with customers through unaffiliated clearing organizations. The conditions of the exemption were being complied with as of December 31, 2010 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2010.

See accompanying auditors' report.

EEPB P.C.
CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 15, 2011

Mr. Robert Epps
CIMARRON RESOURCES, LLC
Corpus Christi, Texas

In planning and performing our audit of the financial statements and supplemental schedules of CIMARRON RESOURCES, LLC (the "Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 W Loop South, Suite 1400 | Houston, TX 77027 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.